

Mail Stop 3233

January 26, 2018

Edward T. Hoganson
Chief Financial Officer and Treasurer
Hospitality Investors Trust, Inc.
450 Park Avenue, Suite 1400
New York, NY 10022

> **Re: Hospitality Investors Trust, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed March 31, 2017**
> **File No. 000-55394**

Dear Mr. Hoganson:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Off ice of Real Estate and
Commodities